SECI 18006329 N

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28569 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

| Greenwich | Connecticut | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody — 203-618-5806 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 30 Rockefeller Plaza | New York | New York | 10112-0015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
MAR 05 2018
RECEIVED

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC (the "Company") as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/18

Signature Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 28th day of February, 2018, before me, Douglas Madonia, the undersigned officer, personally appeared Paul J. Brody, known to me to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.

Signature of Notary Public
Date Commission Expires: 6/30/19

DOUGLAS A. MADONIA
Notary Public, State of Connecticut

My Commission Expires June 30, 2019

# TIMBER HILL LLC

# TABLE OF CONTENTS

**Deloitte.**

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Timber Hill LLC
Greenwich, CT

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 1985.

# TIMBER HILL LLC
## Statement of Financial Condition
As of December 31, 2017
*(Dollars in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 10,555 |
| Securities borrowed | | 4,707,734 |
| Securities purchased under agreements to resell | | 91,343 |
| Financial instruments owned, at fair value | | |
| Financial instruments owned | | 257,640 |
| Financial instruments owned and pledged as collateral | | 1,071,939 |
| Total financial instruments owned, at fair value | | 1,329,579 |
| Receivables from broker, dealers, and clearing organizations | | 14,139 |
| Receivables from affiliates | | 997 |
| Dividends and interest receivable | | 18,725 |
| Other assets | | 4,821 |
| Total assets | $ | 6,177,893 |
| **Liabilities and members' equity** | | |
| Liabilities | | |
| Securities loaned | $ | 5,532,889 |
| Financial instruments sold, but not yet purchased, at fair value | | 223,288 |
| Payables to brokers, dealers and clearing organizations | | 4,271 |
| Payables to affiliates | | 12,227 |
| Dividends and interest payable | | 18,585 |
| Accounts payable, accrued expenses and other liabilities | | 1,048 |
| | | 5,792,308 |
| Members' capital | | 385,585 |
| Total liabilities and members' capital | $ | 6,177,893 |

See accompanying notes to the statement of financial condition.

### 1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of some securities and commodities exchanges. All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is 99.99% owned and consolidated by IBG LLC (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

### 2. Significant Accounting Policies

***Basis of Presentation***

These financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

***Discontinued Operations and Costs Associated with Exit or Disposal Activities***

On September 29, 2017 the Company completed the transfer of its U.S. options market making operations to Two Sigma Securities, LLC.

***Use of Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include valuation of certain investments of exchange trading rights, compensation accruals, costs associated with exit or disposal activities, and contingency reserves.

## 2. Significant Accounting Policies (continued)

***Fair Value***

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are:

| | |
|---|---|
| Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. |
| Level 2 | Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. |
| Level 3 | Prices or valuations that require inputs that are both significant to fair value measurement and unobservable. |

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include listed stocks, options, and corporate securities. The Company does not adjust quoted prices for financial instruments classified as Level 1 of the fair value hierarchy, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data. Other securities that are not traded in active markets are also classified in Level 2 of the fair value hierarchy. Level 3 financial statements are comprised of securities that have been delisted or otherwise are no longer tradable in active markets and have been valued by the Company based on internal estimates.

## 2. Significant Accounting Policies (continued)

### *Cash and Cash Equivalents*

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses.

### *Securities Borrowed and Securities Loaned*

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. It is the Company's policy to net, in the statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty that meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

### *Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase*

Securities purchased under agreements to resell, which are reported as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. It is the Company's policy to net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty that meet the offsetting requirements prescribed in ASC Topic 210-20.

## 2. Significant Accounting Policies (continued)

***Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value***

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices. The Company's financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are included in financial instruments owned, at fair value or financial instruments sold, but not yet purchased, at fair value in the statement of financial condition.

***Receivables from and Payables to Brokers, Dealers and Clearing Organizations***

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

***Dividends and Interest***

Interest is accrued on securities borrowed and securities loaned contract amounts, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest bearing assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Dividends are accrued on equity securities owned and sold, but not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable, respectively, in the statement of financial condition.



Confidential Treatment Requested

*(Dollars in thousands, except share data, unless otherwise noted)*

**2. Significant Accounting Policies (continued)**

***Property and Equipment***

Property and equipment, which is included in other assets in the statement of financial condition, consists of purchased technology hardware and software, leasehold improvements, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Fully depreciated (or amortized) assets are retired on an annual basis.

***Stock-Based Compensation***

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG. Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of the plans' post-employment provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

*(Dollars in thousands, except share data, unless otherwise noted)*

## 2. Significant Accounting Policies (continued)

### *Income Taxes*

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid.

In accordance with ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

### *Recently Issued Accounting Pronouncements*

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's financial statements:

| ASU | Affects | Status |
|---|---|---|
| ASU 2016-01 | *Financial Instruments - Overall (Subtopic 825-10)*: Recognition and Measurement of Financial Assets and Financial Liabilities. | Effective for fiscal years beginning after December 15, 2017. |
| ASU 2016-02 | *Leases (Topic 842)*: Requires that, at lease inception, a lessee recognize a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments, in the statements of financial condition, among other requirements. | Effective for fiscal years beginning after December 15, 2018. |
| ASU 2016-13 | *Financial Instruments - Credit Losses (Topic 326):* Measurement of Credit Losses on Financial Instruments. | Effective for fiscal years beginning after December 15, 2019. |
| ASU 2017-05 | *Other Income Gains and Losses from the Derecognition of Nonfinancial Assets (Topic 610):* Clarifying the Scope of Asset | Effective for annual reporting periods beginning after December 15, 2017 |

| | | |
|---|---|---|
| | Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets | |
| ASU 2017-09 | *Compensation—Stock Compensation (Topic 718):* providing clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award | Effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. |

Adoption of those ASUs that became effective during 2017 and 2018, prior to the issuance of the Company's financial statements, did not have a material effect on these financial statements.

### 3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

## 3. Trading Activities and Related Risks (continued)

### *Market Risk*

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The Company does not apply hedge accounting. The following discussion describes the types of market risk faced:

#### *Equity Price Risk*

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in financial instruments owned and financial instruments sold, but not yet purchased, at fair value. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

#### *Currency Risk*

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions, currency futures contracts and currency forward contracts.

#### *Interest Rate Risk*

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options, and futures and on its borrowings. These risks are managed through investment policies and by entering into interest rate futures contracts.

**3. Trading Activities and Related Risks (continued)**

***Credit Risk***

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources.

In the normal course of business, the Company executes and settles various securities transactions. Execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that counterparties or affiliates may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to secure settlement or satisfy obligations to other counterparties or affiliates. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

*(Dollars in thousands, except share data, unless otherwise noted)*

## 3. Trading Activities and Related Risks (continued)

### *Concentrations of Credit Risk*

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2017, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

### *Off-Balance Sheet Risks*

The Company may be exposed to a risk of loss not reflected in these financial statements to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

## 4. Financial Assets and Financial Liabilities

### *Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following table sets forth, by level within the fair value hierarchy (see Note 2), financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Financial instruments owned, at fair value | | | | |
| Stocks | $ 1,317,678 | $ - | $ 418 | $ 1,318,096 |
| Options | 11,473 | - | 1 | 11,474 |
| Corporate securities | 2 | - | 7 | 9 |
| Total financial instruments owned, at fair value | $ 1,329,153 | $ - | $ 426 | $ 1,329,579 |
| Financial instruments sold, but not yet purchased, at fair value | | | | |
| Stocks | $ 212,334 | $ - | $ 4 | $ 212,338 |
| Options | 10,945 | - | - | 10,945 |
| Corporate securities | 1 | - | - | 1 |
| Currency forward contracts | - | 4 | - | 4 |
| Total financial instruments sold, but not yet purchased, at fair value | $ 223,280 | $ 4 | $ 4 | $ 223,288 |

*(Dollars in thousands, except share data, unless otherwise noted)*

### 4. Financial Assets and Financial Liabilities (continued)

***Transfers between Level 1 and Level 2***

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the year ended December 31, 2017, there were no transfers between levels for financial assets and liabilities, at fair value.

***Financial Assets and Liabilities Not Measured at Fair Value***

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities as of December 31, 2017:

| | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Financial assets, not measured at fair value | | | | | |
| Cash and cash equivalents | $ 10,555 | $ 10,555 | $ 10,555 | $ - | $ - |
| Securities borrowed | 4,707,734 | 4,707,734 | - | 4,707,734 | - |
| Securities purchased under agreements to resell | 91,343 | 91,343 | - | 91,343 | - |
| Receivables from brokers, dealers, and clearing organizations | 14,139 | 14,139 | - | 14,139 | - |
| Receivables from affiliates | 997 | 997 | - | 997 | - |
| Dividends and interest receivable | 18,725 | 18,725 | - | 18,725 | - |
| Exchange memberships, included in other assets | 1,001 | 2,305 | - | 2,305 | - |
| Total financial assets, not measured at fair value | $ 4,844,494 | $ 4,845,798 | $ 10,555 | $ 4,835,243 | - |
| Financial liabilities, not measured at fair value | | | | | |
| Securities loaned | $ 5,532,889 | $ 5,532,889 | $ - | $ 5,532,889 | $ - |
| Payables to brokers, dealers and clearing organizations | 4,271 | 4,271 | - | 4,271 | - |
| Payables to affiliates | 12,227 | 12,227 | - | 12,227 | - |
| Dividends and interest payable | 18,585 | 18,585 | - | 18,585 | - |
| Total financial liabilities, not measured at fair value | $ 5,567,972 | $ 5,567,972 | $ - | $ 5,567,972 | $ - |

***Netting of Financial Assets and Financial Liabilities***

It is the Company's policy to net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase that meet the offsetting requirements prescribed in ASC Topic 210-20. In the table below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing houses (exchange traded options) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's net payable or receivable with counterparties for these financial instruments.

*(Dollars in thousands, except share data, unless otherwise noted)*

### 4. Financial Assets and Financial Liabilities (continued)

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2017:

| | Gross Amounts of Financial Assets and Liabilities Recognized | Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Amounts Not Offset in the Statement of Financial Condition (Cash or Financial Instruments) | Net Amount |
|---|---|---|---|---|---|
| Offsetting of financial assets | | | | | |
| Securities borrowed | $ 4,707,734 | $ - | $ 4,707,734 | (4,506,603) | $ 201,131 |
| Securities purchased under agreements to resell | 91,343 | - | 91,343 | (91,343) | - |
| Financial instruments owned, at fair value: | | | | | |
| Options | 11,474 | - | 11,474 | - | 11,474 |
| Total | $ 4,810,551 | $ - | $ 4,810,551 | (4,597,946) | $ 212,605 |
| Offsetting of financial liabilities | | | | | |
| Securities loaned | $ 5,532,889 | $ - | $ 5,532,889 | (5,327,501) | $ 205,388 |
| Financial instruments sold, but not yet purchased, at fair value: | | | | | |
| Options | 10,945 | - | 10,945 | - | 10,945 |
| Total | $ 5,543,834 | $ - | $ 5,543,834 | (5,327,501) | $ 216,333 |

***Secured Financing Transactions – Maturities and Collateral Pledged***

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral loaned as of December 31, 2017:

| | Remaining Contractual Maturity | | | | |
|---|---|---|---|---|---|
| | Overnight and Open | Less than 30 days | 30-90 days | Over 90 days | Total |
| Securities loaned | | | | | |
| Stocks | $ 5,459,978 | $ - | $ - | $ - | $ 5,459,978 |
| Corporate bonds | 72,911 | - | - | - | 72,911 |
| Total | $ 5,532,889 | $ - | $ - | $ - | $ 5,532,889 |

### 4. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure securities purchased under agreements to resell, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

*(Dollars in thousands, except share data, unless otherwise noted)*

### 5. Collateralized Transactions (continued)

The following table summarizes the amounts related to collateralized transactions at December 31, 2017:

| | Permitted to Repledge | Sold or Repledged |
|---|---|---|
| Securities lending transactions | $ 4,410,705 | $ 4,382,044 |
| Agreements to resell | 91,462 | 91,462 |
| Total | $ 4,502,167 | $ 4,473,506 |

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

Financial instruments owned and pledged as collateral, including amounts pledged to affiliates, where the counterparty has the right to repledge, at December 31, 2017 are presented in the following table:

| | |
|---|---|
| Stocks | $ 1,071,937 |
| Corporate securities | 2 |
| Total financial instruments owned and pledged as collateral | $ 1,071,939 |

### 6. Other Assets

The following table summarizes the amounts included in other assets in the statement of financial condition as of December 31, 2017.

| | |
|---|---|
| Exchange memberships | $ 1,001 |
| Deposits with clearing organizations | 910 |
| Property and equipment | 281 |
| Others | 2,629 |
| Total other assets | $ 4,821 |

At December 31, 2017, property and equipment consisted of:

| | |
|---|---|
| Leasehold improvements | $ 1,233 |
| Computer equipment | 481 |
| Office furniture and equipment | 52 |
| Computer software | 370 |
| | 2,136 |
| Less – accumulated depreciation and amortization | (1,855) |
| Property and equipment, net | $ 281 |



Confidential Treatment Requested

*(Dollars in thousands, except share data, unless otherwise noted)*

## 7. Commitments, Contingencies and Guarantees

### *Litigation*

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management believes that the resolution of these actions will not have a material effect, if any, on the Company's business or financial condition, but may have a material impact on the results of operations for a given period.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2017, no reserves for potential losses related to litigation matters were deemed necessary.

### *Leases*

The Company, through its affiliates, has non-cancelable operating leases covering office space. The office space leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. As of December 31, 2017, the Company's share of the related minimum annual lease commitments totaled $3,637, as follows:

| | | |
|---|---|---|
| 2018 | $ | 215 |
| 2019 | | 3,422 |
| Total commitments for minimum payments under operating leases | $ | 3,637 |

### *Guarantees*

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote.



Confidential Treatment Requested

*(Dollars in thousands, except share data, unless otherwise noted)*

### 7. Commitments, Contingencies and Guarantees (continued)

Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

***Other Commitments***

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

### 8. Related Party Transactions

The Company's related party transactions are mainly with its Parent, and some of its affiliates, primarily Interactive Brokers LLC ("IBL"), a registered broker-dealer in the U.S. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company enters into securities, exchange traded derivatives, securities lending, and securities purchased under agreements to resell transactions with affiliates.

Pursuant to various service fee arrangements, the Company receives services from its Parent and affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Affiliate loans, brokerage transaction receivables and payables, interest and advances are reported gross. Other affiliate receivables and payables including administrative, consulting, and service fees are reported net by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2017:

| | | |
|---|---|---|
| Assets | | |
| Securities borrowed | $ | 3,572,269 |
| Securities purchased under agreements to resell | | 91,343 |
| Receivables from broker, dealers, and clearing organizations | | 5,689 |
| Receivables from affiliates | | 997 |
| Dividends and interest receivable | | 6,167 |
| Total assets with related parties | $ | 3,676,465 |
| | | |
| Liabilities | | |
| Securities loaned | $ | 1,786,047 |
| Payables to brokers, dealers and clearing organizations | | 4,218 |
| Payables to affiliates | | 12,227 |
| Dividends and interest payable | | 15,093 |
| Total liabilities with related parties | $ | 1,817,585 |

*(Dollars in thousands, except share data, unless otherwise noted)*

## 9. Employee Incentive Plans

### *Defined Contribution Plan*

The Company offers to employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

### *2007 ROI Unit Stock Plan*

Under IBG, Inc.'s 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"), certain employees of the Company who held ROI Dollar Units, at the employee's option, elected to invest their ROI Dollar Unit accumulated earnings as of December 31, 2006 in shares of IBG, Inc.'s common stock. An aggregate of 669,940 shares of common stock with a fair value at the date of grant of $20.1 million have been or will be distributed to employees of the Company.

As of December 31, 2017, the Company still has 3,849 shares of common stock to be distributed to former employees under the ROI Unit Stock Plan.

### *2007 Stock Incentive Plan*

Under the IBG, Inc.'s Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be cancelled by the Company upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.



Confidential Treatment Requested

*(Dollars in thousands, except share data, unless otherwise noted)*

## 9. Employee Incentive Plans (continued)

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Restricted stock units vest and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

The following summarizes the Stock Incentive Plan and ROI Unit Stock Plan activities for the period from December 31, 2016 through December 31, 2017:

| | Stock Incentive Plan ("SIP") (Units) | Intrinsic Value of SIP Shares which Vested and were Distributed ($millions) [2] | ROI Unit Stock Plan (Shares) |
|---|---|---|---|
| Balance, December 31, 2016 | 739,777 [1] | | 4,899 |
| Granted | 5,198 | | - |
| Cancelled | (15,474) | | - |
| Distributed | (267,636) | $9.6 | (1,050) |
| Balance, December 31, 2017 | 461,865 | | 3,849 |

(1) Stock Incentive Plan number of granted restricted stock units related to 2016 was adjusted by 501 units during the year ended December 31, 2017.
(2) Intrinsic value of SIP units distributed represents the compensation value reported to the participants.



Confidential Treatment Requested

*(Dollars in thousands, except share data, unless otherwise noted)*

### 9. Employee Incentive Plans (continued)

Awards previously granted but not yet earned, under the stock plans are subject to the plans' post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2017, a total of 218,097 restricted stock units have been distributed under these post-employment provisions.

### 10. Net Capital Requirements

The Company is required to maintain net capital in excess of the requirement calculated under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a broker-dealer, to maintain minimum net capital in an amount not less than one thousand dollars. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2017, the Company had net capital of $278,636, which was $277,636 in excess of required net capital of $1,000.

### 11. Subsequent Events

As required by FASB Topic ASC 855, "Subsequent Events," the Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through the date the financial statements were issued. No recordable or disclosable events, not otherwise reported in these financial statements or the notes thereto, occurred.

* * * * * *

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
413

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document.